UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34374

ARLINGTON ASSET INVESTMENT CORP. (EF Merger Sub Inc., as successor by merger to Arlington Asset Investment Corp.)
(Exact name of registrant as specified in its charter)

53 Forest Avenue Old Greenwich, Connecticut 06870 (203) 698-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On December 14, 2023, pursuant to the Agreement and Plan of Merger, dated as of May 29, 2023, by and among Ellington Financial Inc., a Delaware corporation (“EFC”), EF Merger Sub Inc., a Virginia corporation and subsidiary of EFC (“Merger Sub”), Arlington Asset Investment Corp., a Virginia corporation (the “Registrant”), and, solely for the purposes set forth therein, Ellington Financial Management LLC, EFC’s external manager, the Registrant merged with and into Merger Sub, at which time the separate corporate existence of the Registrant ended. Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the (i) Class A Common Stock (ii) 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock and (iii) 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, EF Merger Sub Inc. (as successor by merger to Arlington Asset Investment Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EF Merger Sub Inc. (as successor by merger to Arlington Asset Investment Corp.)

Date: December 26, 2023	By:	/s/ JR Herlihy
	Name:	JR Herlihy
	Title:	Chief Financial Officer